599 Lexington Avenue New York, NY 10022-6030 212.536.3900 Fax 212.536.3901 www.klng.com

June 6, 2006

By EDGAR Transmission and by Courier

Ms. Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Mail Stop 4561

RE:         Artemis International Solutions Corporation

Schedule 13E-3/A

File No. 5-58881

May 19, 2006

Revised Preliminary Proxy Statement on Schedule 14A

File No. 0-29793

Filed on June 1, 2006

On behalf of Artemis International Solutions Corporation (“Artemis” or the “Company”), we hereby submit Artemis’ responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 6, 2006, regarding the above referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response.

Schedule 14A

RCN and the Affiliated Stockholders’ Position as to Fairness of the Merger, page 48

1.                                       We note your response to prior comment 5 and reissue the comment. Your statement that RCN and the Affiliated Stockholders “Adopt as appearing reasonable” Cowen’s analysis and conclusions is not a clear indication as to whether these parties have expressly adopted Cowen’s analysis and conclusions. Further, to the extent that RCN and the Affililated Stockholders are not adopting Cowen’s analysis as their own, please expand to describe their own analysis in more detail, quantifying it to the extent possible.

In response to the Staff’s comment, the Company has revised the disclosure on page 45 of the Proxy Statement.

Voting Securities and Principal Shareholders Thereof, , page 73

2.                                       Reconcile the beneficial ownership information contained on pages 42 and 73. For example, provide the number of shares on common stock outstanding on May 31, 2006 as represented in the table on page 73/  we note that the table on page 42 includes shares of common stock on an as-converted basis.

In response to the Staff’s comment, the Company has revised the disclosure on pages 67 and 68 of the Proxy Statement to conform the two charts presenting beneficial ownership.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Harvey K. Newkirk at (212) 536-4877.

Sincerely,

By:	/s/ Harvey Newkirk
Harvey Newkirk